June 22, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance, Mail Stop 3720
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Eco-Friendly Power Technologies Corp.
Registration Statement on Form S-1
Filed May 4, 2010
File No.: 333-166494

Dear Mr. Ingram:

We received your letter of May 26, 2010, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement referenced above, and we hereby submit the following responses to the numbered comments.

Therefore, enclosed herewith for filing on behalf of Eco-Friendly Technologies Corp. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on to Form S-1, as filed with the Securities and Exchange Commission on May 4, 2010.

Form S-1

Prospectus Summary, page 6

1.	We note that you are committed to pay the patent developer S8400 for ownership of the patent. Clarify whether this amount has been paid and, if not, when and how will this commitment be paid?

We have revised as per the below

The patent and technology was transferred to Eco-Freindly Power Technologies Corp in exchange of payment to David Galosky, US $8,400 ( Eight thousand and four hundred United States Dollars ), according to the condition specified in the Patent Sale Agreeemnt related to the Patent Number , 7081,714.

The 4th paragraph in “Certain Relationships and Related Transaction”, has also been adjusted, and also footnote ‘# 7’ in the financial statements, to clarify this payment accordingly.
Risk Factors, page 9

If we are unable to obtain funding for development of a valid prototype ...page 9

2.
You state that you need $30,000 to engage a manufacturing firm to develop a workable prototype and $45,000 to market your product on a full-scale basis. Please supplement your disclosure in the appropriate places throughout the registration statement to explain your basis for determining why these amounts are sufficient for their purposes.

We have revised the paragraph as follows

We intend to use a part of the funds to be raised in this offering to develop a workable prototype for our incandescent light bulb life-extending apparatus. As such, if we are unable to raise at least $30,000, we will not have sufficient funds to engage a manufacturing company to work with us to develop a workable prototype. If we raise only $30,000, we believe that we will have funds available to reach the basic goals of our business plan; however, we believe we will need an additional $45,000 in order to bring the product to market on a full-scale basis. These amounts were estimated based on a comparative analysis of discussions with companies which are responsible for helping to develop and manufacture prototypes from patents such as ours. These companies include Mobius Design Ltd. and Ideas Plus Inc., which estimated fees for producing a prototype for devices such as the one described in our patent. Since there are no refunds on the shares sold in this offering, if any, you may be investing in a company that will not have the funds necessary to commence operations.

We are a small company with limited resources ... page 11

3.	You disclose that no one has successfully brought a product similar to your prototype to market. Please justify your claim and revise accordingly.

We have revised the paragraph as follows

Incandescent light bulb life-extending apparatus are part of an industry that is highly regulated and competitive and although we believe our technology offers unique developments, we cannot guarantee that these unique features are enough to effectively capture a significant enough market share to successfully launch and sustain our product. Based on our company’s initial research through both the Internet and trade journals, as well as through an extensive search through existing patents, although there we believe there is no one in the industry that has successfully brought a product like ours to market, nonetheless, our current and potential competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of distributors and customers than we have. As a result, these competitors have greater name credibility with our potential distributors and customers. Our competitors also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion, and sale of their products and services than we can to ours. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We may not have sufficient resources to make these investments or to develop the technological advances necessary to be competitive, which in turn will cause our business to suffer and restrict our profitability potential.

Our directors own 100% of the outstanding shares .... page 12

4.	Please expand your disclosure to explain in more detail how the rights of minority shareholders are affected by having insiders own more than a majority of the company.

We have revised the paragraph as follows

Our Directors presently own 100% of our outstanding common stock. If all of the 2,500,000 shares of our common stock being offered hereby are sold, the shares held by our Directors will constitute approximately 55% of our outstanding common stock. After sale of all stock, the current Directors will still have a majority control and will still have a majority of the voting power for all business decisions.

Use of Proceeds, page 15

5.
You indicate that you “will need some amount of working capital to maintain” your existence and comply with your public reporting obligations. Expand to provide an estimate of what these costs will be.

We have revised the paragraph as follows

In all instances, after the effectiveness of this registration statement, the Company will need some amount of working capital to maintain its general existence and comply with its public reporting obligations. Our Company estimates that we will need approximately $30,000 per year to cover additional expenses for public reporting, legal fees, accounting, auditing, and transfer of agent fees. The Company recognizes that it will have to seek additional funds to cover these expenses.

Our Business, page 16

6.
We note you have designed and patented an incandescent light bulb life-extending apparatus.  Further, we note Section 321 of the Energy Independence and Security Act of 2007 discourages the use of incandescent light bulbs. Refer to:

• www.usnews.comlmoney/business-economy/articles/2007/12/19/faq-theend-of-the-light-bulb-as-we-know-it.html?PageNr= 1, and
• www.lightingunlimited.comlPDF%20Cutsheets/resources _EISA _2007%20Summary.pdf

Item 101(h)(4)(ix) of Regulation S-K requires you to explain how government regulations will affect your business, Please revise your document in the appropriate places in light of these developments.
We have added the below and have also added a section in the RISK FACTORS

In light of regulations intended to phase out the incandescent bulb set to go into effect on or before 2014, we cannot guarantee the long term viability of this invention as an incandescent light bulb life-extending apparatus in the United States. The Company expects to continue research and development into future energy-savings technologies, but cannot guarantee that this research will take place or the effectiveness of it. Since most other nations do not have such regulations, except for Australia, this limitation is currently related to the United States.

7.
Throughout this section, you claim that your light bulb life-extending apparatus should “significantly” extend the life of an incandescent light bulb, Tell us your basis for such a statement and whether you have any estimates as to how much longer your device will extend the average life of an incandescent light bulb.

We have rephrased the paragraphs as follows

Eco-Friendly Power Technologies has designed and patented an incandescent light bulb life-extending apparatus which is placed between a standard lamp power cord or similar life fixture power cord, and a standard A.C. all socket or receptacle. The device operates by modifying or wave shaping the A.C. power that supplies power to a lamp or light fixture, using a phase control circuit that is fixed at a specific phase that does not change. To be effective a light bulb life extending apparatus must be easy to install and must be cost effective. Moreover, the Company believes that its light bulb life extending apparatus should extend the life of a standard light bulb significantly, when used on a continuous basis. With the foregoing in mind, it would be greatly advantageous to provide a life-extending light bulb apparatus that overcomes these cost and housekeeping problems associated with previous longer light bulbs or systems, by operating with a standard incandescent light bulb.

Based on the patent, the Company believes that this apparatus will significantly extend the life of a standard incandescent bulb. However, until the Company can successfully develop a prototype and test it, the Company cannot currently estimate the full extent of the benefits to be gained from this apparatus.

Eco-Friendly Power Technologies’ device is based on a life-extending apparatus which uses a phase control circuit. The Company believes it would be far more advantageous to approach the problem by modifying the A.C. power to the lamp or light fixture using this fixed phase control circuit. This approach would allow the life extending standard light bulb apparatus to accomplish its task without adding complexity to the bulb itself, thereby providing an alternative to expensive longer lasting light bulbs. The Company believes that an inexpensive standard incandescent light bulb would have a significantly extended life, and even then could be replaced with another inexpensive standard incandescent light bulb so that it too could have a significantly extended life without the added cost of purchasing an expensive longer life bulb. The Company intends to develop a fully operational valid working prototype, which can then be used to develop and manufacture the actual product. However, until the Company can successfully develop a prototype and test it, the Company cannot currently estimate the full extent of the benefits to be gained from this apparatus.

As soon as the company starts to raise equity (following the S-1 becoming effective), it will begin to use raised proceeds to develop the working prototype.

8.	Clarify that your device will not have the effect of dimming the light bulb (as other alternative devices are designed to do).

The following has been added

It is not believed that this device will affect the output of the incandescent light bulb by dimming the light emitted by the bulb , however once a working prototype of the apparatus is developed will its operating functionality be determined.

9.	If possible, discuss the approximate time anticipated to commercialize your product if and when your offering is successfully completed.

The following has been added

The Company needs approximately 2-3 months to develop the working prototype, after sufficient funds are raised to cover this expense. Once the prototype is successfully tested and operational, the Company estimates that it needs another 3-6 months to successfully bring the product to the market.

Directors. Executive Officers. Promoters, page 25

10.
Please provide the disclosure required by Item 40 J (e)( l) regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as director.

The following has been added for each Director respectively

Mr. Gafni’s experience and studies in computer science and engineering, his managerial skills, his technical background and skills in investment management will assist him significantly in his task as President and Director of our Company. The Company believes that his impressive background with hi-tech companies and investment funds, as well as his involvement with other non- high technical but rather industrial projects (also commonly referred to as low tech in Israel), will help the Company through its development stage, production and finally manufacturing and sales stages.

 Mrs. Shenker’s administrative responsibilities and her financial background offers the Company impressive skills that will assist her in her tasks as Secretary and Director of the Company

11.	In Mr. Gafni's biography, you refer to his past experience with the Israel Wolfson Foundation and its investments in “Low ... tech projects,” Please explain.

See the response to Comment 10, as revised.  Low Tech is a commonly used phrase in Israel for industries other than the High Tech Industries

Certain Relationships and Related Transactions. page 28

12.
In the fourth paragraph in this section, you disclose that you have loans from your two directors and officers for $12,640, Please disclose whether these loans are evidenced in writing and, if so, please attach these loan agreements as exhibits to your filing.

The below has been added accordingly

No formal written agreement regarding this loan was signed, however it is documented in the accounting records of the Company

Plan of Distribution, page 30

13.
We note you intend to sell shares in this offering through Ms. Shenker and Mr. Gafni who are foreign, Israeli citizens who do not reside in the U.S. and your operations are in Israel. We also note your main operational asset is a U.S. patent and you do not intend to use the internet to advertise your offering. Please revise to explain what challenges Ms. Shenker and Mr. Gafni may face in selling shares through this offering in the U.S.

The below has been added accordingly

As Mrs. Shenker and Mr. Gafni are Israeli citizens and do not reside in the US, and since our operations are in Israel, this offer will primarily be directed to residents of Israel. Because a patent from the United States is well respected, and a corporation established in the United States one that is taken seriously, our Directors have pursued this connection. However, their primary sales connections are in Israel and as such, will be directed to this market. Should they choose to attempt to sell shares in the United States, they are aware that this will present challenges and may not be successful.

Notes to Financial Statements, page F-7

14.
In the first paragraph on page F-7 and fourth paragraph on page F-9, you state that you have an existing prototype based on your patent. However, in other earlier sections of the filing, you disclose that you do not have a working prototype. Please conform your disclosure in the Notes to the Financial Statements to your earlier disclosure.

The footnotes have been revised to clearly state that the Company intends to develop a prototype.

This letter responds to all comments contained in your letter of May 26, 2010. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours,

/s/ Mordechai Gafni
Moredechai Gafni, President